                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

      GENERAL FORM OF REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                              ROYAL WATERLILY, INC.
                 (Name of Small Business Issuer in its charter)


                                     NEVADA
         (State or other jurisdiction of incorporation or organization)


                                   86-0840145
                      (I.R.S. Employer Identification No.)


                             1-A DRIEMARKWEG 7102 EM
                          WINTERSWIJK, THE NETHERLANDS
               (Address of principal executive offices) (Zip Code)


                                + 31 543 533 136
                           (Issuer's telephone number)


           Securities to be registered under Section 12(b) of the Act:

         Title of each class to be              Name of each exchange on which
              so registered                     each class is to be registered


                   NONE                                 NONE
---------------------------------------    -------------------------------------

---------------------------------------    -------------------------------------


           Securities to be registered under Section 12(g) of the Act:


                         COMMON STOCK, PAR VALUE $0.001
                                (Title of Class)

                             DESCRIPTION OF BUSINESS

OVERVIEW

         Royal Waterlily, Inc., a Nevada corporation, is involved through our wholly-owned Dutch subsidiary, Wapro B.V., in the manufacture and sale of custom waterbeds and, through Wapro B.V.'s wholly-owned subsidiary, RayFin B.V., in the providing of personal financial services. We sell our products and services exclusively in the Netherlands.

         Our common stock currently trades on the National Quotation Bureau, LLC "Pink Sheets" under the ticker symbol PREM. A bid and ask price has been quoted for our common stock since September 23, 1999. The latest closing price, as of July 27, 2000, is 0.07. We are in the process of applying for a change in our ticker symbol to LILY.

SUBSIDIARIES

         Our wholly-owned Dutch subsidiary, Wapro B.V., a Netherlands limited liability company, operates through five wholly-owned subsidiaries, each a Netherlands limited liability company: Premier Waterbedden B.V. ("Premier"), Wekker Waterbedden B.V. ("Wekker"), RayMark B.V. ("RayMark"), RayPro B.V. ("RayPro"), and RayFin B.V. ("RayFin"). Each of the Wapro B.V. subsidiaries is involved in the operation and management of a different element of our business. Wapro B.V. develops strategy and coordinates the administration and personnel for each of our subsidiaries.

         Premier serves as the primary direct sales organization for our PREMIER NR. 1 waterbed. Wekker serves as the direct sales and manufacturing organization for our WEKKER waterbed. RayMark provides marketing and telemarketing support services for us. RayPro manufactures and assembles waterbeds exclusively for us. RayFin provides financial advice, planning and other financial services.

         Wapro B.V. has an additional wholly owned Netherlands limited liability company subsidiary, RayLex Europa B.V. ("RayLex"). RayLex is a dormant company with no operations, employees or business.

PRODUCTS

         The primary product manufactured and sold by us is the PREMIER NR. 1 waterbed. In addition, we recently began manufacturing and selling a new product, the WEKKER waterbed. The structural elements comprising these waterbeds are as follows:

         WATER-BODY. The water-filled mattress or "water-body" in our waterbeds is made of one sheet of very thin polyvinylchloride ("PVC"), sealed to form a watertight enclosure. We use PVC produced by a company named Achilles. The elasticity of the PVC ensures that each water-body reacts to the pressure of the human body similarly and evenly over its entire surface. Our water-body can endure an average of more than 15 million movements, which ensures a relatively long life span.

         SEALING. We use a maximum of three seals for each water-body used in our waterbeds. Our manufacturing process places the longest seal on the underside of the water-body. We place the longest seal here because the water pressure is much lower on the underside of the water-body than on the side of the water-body, where many waterbed manufacturers place their seals. The sealing procedure employed by us uses molecular engineering to make the PVC molecules rotate, which causes friction. This friction causes heat, as a result of which the PVC melts together, creating a strong bond. We seal one meter (approximately
3.28 feet) of PVC at a time (currently the longest possible weld). This long weld minimizes the possibility of leaks from the water-body.

         STABILIZATION. Many consumers prefer firmness and stability in their mattresses. We can provide this desired stability in a waterbed by injecting between two and ten layers of special fibers into the water-body. More fiber layers injected into the water-body provide more stability. We custom manufacture our water-bodies to provide the level of firmness and stability desired by each particular customer.

         FRAMEWORK. The framework of the waterbed provides the foundation upon which the water-body rests. By using weight distributors, the waterbed can also be placed on wooden blind floors. On top of the weight distributors is placed a plate which supports two water-bodies, each filled with 225 liters (approximately 58.14 gallons) of water. This system can also be adapted to the customer's existing bed frame. This allows our customers to choose the style of waterbed framework and construction which best suits their personal taste.

         SOFT-SIDE. Each waterbed has soft-side slanted foam frames to hold the water-bodies in place on the waterbed framework. The slanting soft-side frames conduct water pressure from the side of the water-bodies downward rather than sideways. This engineering ensures a more comfortable and stable waterbed mattress.

         TEXTILES. The textiles and fabrics used in our waterbeds are important because they provide softness and allow the mattress to adapt to the position of the body. Our textile and fabric mattress covers have three components: the ticking, the border, and the lower layer. The most important element of the fabric mattress cover is the ticking, which consists of six textile layers: damask, synthetic fiber, membrane, white laundered cotton, synthetic fiber and cloth. The ticking helps ensure optimal hygiene by absorbing and distributing moisture from condensed water vapor.

         We have also developed the EXCELLENCE waterbed, which offers all of the conveniences a customer can possibly expect from a waterbed. Apart from the best possible temperature control, optimal soft-side construction, extra height for comfort and separate adjustable mattress halves, the most important component of the EXCELLENCE Waterbed is the "Tilting Soft-side." The Titling Soft-side allows the water-body to bend when pressure is applied. With this innovation, there is significantly less body pressure placed on the mattress ticking, which means less wear on the mattress and more comfort for the customer. In addition, labor time and textiles are saved during the manufacturing process because the ticking needs no zipper and is easier to replace.

FINANCIAL SERVICES

         Through Wapro B.V.'s subsidiary RayFin, we provide financing to qualified customers for their purchases of our waterbeds. In addition, through RayFin we offer a personal financial planning service through which we evaluate a customer's mortgage, insurance, and savings programs, and highlight possibilities for improving the customer's financial choices. We draw up a proposal in which, among other elements, the customer's home mortgage and other loans are refinanced. Since mortgage interest rates in the Netherlands are relatively low at the present time, we in many cases have been able to offer our customers a reduction in their monthly mortgage payments.

BUSINESS STRATEGY

         We view the U.S. capital markets as an opportunity to finance growth through acquisitions. The acquisition of manufacturers, distributors and retailers will complement our strategy of vertical integration. With a highly fragmented market, and with the multitude of companies involved in the manufacture and sale of waterbeds, Europe presents an opportunity for an aggressive company which is focused upon quality and profitability, and which possesses the comparative advantages of the U.S. capital markets. In developing our growth strategy of acquisitions throughout Europe, we believe that Germany represents the best and most profitable market opportunity. Our headquarters are located only a few kilometers from Germany and minutes from its heavily populated, industrial heartland. We evaluate acquisition opportunities on an ongoing basis and at any given time may be, and at the present time are, engaged in discussions with respect to possible acquisitions or other business combinations.

         Our business strategy also involves further developing our product sales to penetrate new distribution channels through the use of retail and wholesale dealers, private labeling and Internet-based e-commerce. We believe that our expertise in direct sales, sales training and marketing, along with our experience in customer service, positions us favorably to take advantage of increased consumer demand for high quality waterbeds.

         We believe that we must continue to offer our customers new products and technology to anticipate and satisfy our customers' expectations and needs. The successful continued development of these new products, and the implementation and integration of emerging technologies such as the Internet, constitute a major part of our immediate strategy.

MANUFACTURING AND SERVICE

         LOGISTICS. Our waterbeds are all custom-built and hand-made. We carefully coordinate our manufacturing activities in order to ensure that the proper materials are available in the right place and at the right time. This allows us to stock an optimal, yet limited inventory of bulk cut wood, PVC sheets, textiles and fabric.

         ASSEMBLY. We currently use six full-time final assemblers to install our waterbeds in customers' homes. We employ our own assemblers to ensure the best possible control and coordination for complete customer satisfaction. All of our assembly teams use a vehicle-based satellite navigation system, which allows them to maximize the number of assemblies completed daily as well as save on fuel costs, which are significant in the Netherlands.

         SERVICE. Every customer's waterbed needs periodic maintenance. Unlike many of our competitors, we provide direct maintenance service for our customers instead of contracting with third parties to provide this service. Service is available on a 24-hour emergency response basis if necessary. We also provide a moving service whereby we will relocate a customer's waterbed upon request.

SALES AND MARKETING

         We use telemarketing and direct marketing to sell our waterbeds throughout the Netherlands. The average price of our PREMIER NR. 1 waterbed in 2000 was approximately $5,800. In 2000, we received orders for approximately 300 PREMIER NR. 1 waterbeds. In the summer of 1999, we introduced a new product line, the WEKKER waterbed. The WEKKER waterbed currently has a price range of $6,250 - $12,500.

         The sales and marketing cycle for our products and services varies, typically ranging from one to three months. The sales cycle is as follows:

         -   generation of a sales lead
         -   qualification of the lead
         -   analysis of the customer's needs
         -   presentation to the customer
         -   sign-off activities
         -   financial approval
         -   product shipment
         -   installation and customer acceptance.

     From sign-off to installation, the process takes approximately six weeks. An important element of the sales process consists of demonstrating to potential customers that our waterbed products and features are superior, unique, and cost-effective alternatives to traditional sleep choices.

         DIRECT MARKETING. We utilize a variety of direct marketing activities to solicit potential buyers. We use Wegener Arcade, De Heus, Multi-Responsmedia and Calyx, marketing companies in the Netherlands, to distribute postcard flyers throughout the Netherlands. Since waterbeds are a luxury purchase in Europe, many consumers initially think they cannot afford a waterbed. Our flyers are therefore designed to solicit significant response percentages by highlighting the affordability and quality of our waterbeds.

         In 2000, more than 40,000 prospective customers responded to our flyers. The response data from the flyers is stored in our central computer database. This data is then used to plan a series of marketing tasks beginning with an initial telephone contact by one of our telemarketers.

         The use of direct marketing provides our management with the advantage of evaluating the effectiveness of the primary sales process, from response to appointment to the final sale. This allows for a continuous process of evaluation and adjustments in the sales approach on an individual basis.

         TELEMARKETING. Our goal is to set approximately 15,000 sales appointments per year. To reach this goal, our telemarketers must make more than 100,000 telephone calls. This is a major logistic process which requires significant coordination. Our agenda planning department coordinates all appointments and acts as a link between the potential customer and our sales representatives. All appointments, cancellations and requests for information are centralized and processed through this department. We continuously strive to improve the quality and effectiveness of our telemarketers through training and education, script adaptations, listening sessions, coaching and external training. We believe that this constant attention to adaptation of our direct sales approach is the key to our success and the foundation for future sales growth.

         OTHER MARKETING TOOLS. In addition to our use of direct marketing and telemarketing, we have developed a number of other marketing tools to help define the profile of our ideal potential customer. These tools include a biannual survey of our customers. We survey information contained in leasing contracts with our customers in order to analyze the respondents' income, age, family status and housing situation. This information is used to improve the criterion for qualifying the best sales leads, which improves the quality of the appointments our telemarketers can pass on to its sales teams.

         In addition, we utilize customer satisfaction surveys to chart the effectiveness of our sales organization. These surveys are accomplished by questioning the customers directly, and their results provide us with information about our customers and the waterbed market, which allow us to tailor our waterbed products to the tastes and expectations of our customers. We anticipate that the role of customer satisfaction surveys in our sales approach will continue to grow.

SALES PERSONNEL AND PROCESS

         We employ a Marketing and Sales Director to coordinate the coaching, training and supervision of our sales force. The Marketing and Sales Director oversees three sales managers, who report to her on a daily basis. Each sales manager has a team of approximately 10 sales representatives. Each sales team is responsible for a number of geographic regions in the Netherlands. The geographic regions are designated on the basis of population density as a quantitative factor. Every day, each sales team discusses and evaluates sales, training, appointments, follow-up of orders and customer contacts.

         Our sales representatives are essential to our business operations. Their marketing efforts ensure a continuous flow of orders. Due to our direct sales approach, approximately 85% of our sales appointments are scheduled in the evening. For this reason, our sales division remains operational until 10 p.m. every business day.

         When an order is completed by one of our sales representatives and signed by the customer, the sales representative faxes it to our headquarters, where the processing of the order is completed. A copy of the order is sent to the local Dutch Chamber of Commerce, in compliance with the law on canvassing and door-to-door sales in the Netherlands. This law is discussed further in the "Government Regulation" section of this registration statement.

         After the customer's sales order is faxed to our headquarters, the order is in most cases submitted to Arenda B.V. ("Arenda"), a leasing company subsidiary of the ING Group in the Netherlands. Arenda evaluates the customer's financial situation and upon approval, finances the sales order. The customer leases the waterbed from Arenda for a term of 10 years, with no residual payment required for purchase. After financial approval, Arenda pays us directly for the purchase price of the waterbed. On occasion, Arenda will submit the information to RayFin to complete the financing for the customer. The sales order is then forwarded for the final manufacturing of a waterbed as well as service of any of the customer's special needs.

         Because of the large number of administrative actions involved in the sales process, it is very important that all documents are efficiently and properly processed. Minor errors in a sales order immediately result in a stagnation of the order's entire route through us. For this reason, we established our Internal Sales Department to perform comprehensive project administration tasks. The Internal Sales Department is also responsible for several other tasks, including maintaining sales files, developing demonstration kits, managing car leases, monitoring the sales process, and handling communications to and from sales representatives and our customers. We believe that professional and comprehensive attention to the details of the sales process is integral in maintaining customer satisfaction.

         In addition, we regard our service and product development subsidiaries as a key part of our marketing strategy because of the length and nature of the sales process. Service employees participate in the on-going sales process, and continually educate customers on the advantages of using our products and services rather than those of potential competitors.

         We have embarked on a continuing training program that educates employees about our lines of business. We believe our employees and customers can benefit from a general understanding of the products and services provided by each division of our company. In addition, we have an internal process of sharing customer databases and references between divisions in order to capitalize on potential cross-selling opportunities.

         Until February 1, 2000, we provided our customers with a money-back guarantee to underscore our commitment to quality assurance and total customer satisfaction. This guarantee represented a significant expense for us. In 1999, the expenditure for guarantees was 2,659,037 guilders or approximately $1,151,098 at the spot exchange rate as of July 1, 2000. The guarantee was provided by Stichting Betaal Garant, a non-profit Netherlands foundation controlled by C.A.R. Bongers, our Chairman, CEO and President. The guarantee is discussed further in the "Certain Relationships and Related Transactions" section of this registration statement.

COMPETITION AND MARKETS

         Competition is vigorous in all parts of the worldwide market for waterbeds. Our competitors are numerous and vary considerably in size and resources. Some have substantially greater resources, revenue and cash flow. Some have superior manufacturing expertise, capacity and talent. In the Netherlands and throughout most of Europe, there exist strong, well-entrenched waterbed dealer networks loyal to specific manufacturers and wholesalers. In some cases there exist competitors with larger advertising budgets, more effective and innovative marketing campaigns and more technologically advanced manufacturing processes.

         Royal Waterlily's major direct competitors in the Netherlands waterbed market include the following companies: Waterbedden Concurrent, a Netherlands retail-oriented dealer, Baltimore, a Netherlands wholesaler, Sleeptrend, a Netherlands wholesaler, Tilmans Trading International N.V., a Belgian manufacturer, The Sleeping Society N.V., a Belgian wholesaler, and other diverse retail dealers throughout the Netherlands.

         The following table sets forth our estimates pertaining to brand competition and market segmentation in the Netherlands waterbed market. All figures are shown in Netherlands guilders and in United States dollars (at the spot exchange rate as of July 1, 2000).


                                      Top                   Middle                      Lower
                               ------------------      ------------------        -------------------

Brand                             Premier Nr 1             Sleeptrend          Waterbeddenconcurrent
                                     Wekker                   Oase                    BeterBed
                                    Poseidon                Poseidon                  Cascade
                                    Cascade                 Cascade                  Baltimore
                                                           Baltimore
                                                            Atlantic

Method of Distribution            Direct Sales           Retail Stores             Retail Stores
                                    Dealers                 Dealers                   Dealers

Average Price in
Netherlands Waterbed
Market                          >7,500 guilders          5,000 guilders           < 2,500 guilders
                                    ($3,241)                ($2,165)                   ($1,082)


         According to the Centrale Branchevereniging Wonen ("CBW"), a Netherlands-based organization that provides market and consumer data, the Netherlands waterbed market accounts for approximately 9% of the western European waterbed market. CBW estimates that waterbed sales in the Netherlands for 1998 totaled approximately 113,000,000 guilders ($48,917,749 at the spot exchange rate as of July 1, 2000), with approximately 40,000 waterbeds sold at an average price of 2,825 guilders ($1,223 at the spot exchange rate as of July 1, 2000). CBW estimates that in 1998 our sales accounted for 10% of the Netherlands waterbed market.

         We estimate that the Netherlands waterbed market will experience annual growth rates of approximately 2.5% with annual price inflation of approximately 2%. We estimate the following growth in the Netherlands waterbed market through the year 2001 (figures in United States dollars are calculated at the spot exchange rate as of July 1, 2000):


                                          2000                        2001
                                       ---------                  ---------

Sales                       124,727,125 guilders       127,845,303 guilders
                                    ($53,994,426)              ($55,344,287)

Waterbeds                                 43,504                     43,933

Price                             2,867 guilders             2,910 guilders
                                         ($1,241)                   ($1,260)


         We estimate the approximate size of the European waterbed market for the 1998 fiscal year as 1,266,800,000 guilders, or approximately $548,398,268 at the spot exchange rate as of July 1, 2000. The following table sets forth sales information pertaining to the European waterbed market. All figures are drawn in Netherlands guilders and in United States dollars (at the spot exchange rate as of July 1, 2000).


                 Country           Sales in Guilders         Sales in Dollars          %
           -------------------    -------------------       ------------------    --------

           The Netherlands               113,000,000              48,917,749           9%
           Germany                       459,000,000             198,701,299          36%
           England                       208,800,000              90,389,610          16%
           France                        198,000,000              85,714,286          16%
           Belgium                        36,000,000              15,584,416           3%
           Italy                         198,000,000              85,714,286          16%
           Austria                        28,800,000              12,467,532           2%
           Switzerland                    25,200,000              10,909,091           2%
                                  -------------------         ------------------   --------

           Total:                      1,266,800,000            $548,398,269         100%
                                  ===================         ==================   ========


         We believe that a general increase in population is the underlying trend driving growth in the European waterbed market. To a lesser extent, this includes a gradual, although minor, shift in customer demand from primarily traditional beds to waterbeds. This gradual market growth dampens large scale domination of the market by any one company and allows customers to select waterbeds from a variety of small dealers and manufacturers throughout Europe.

         The European waterbed market is highly fragmented among a myriad of companies. Based on current trends, we believe that some industry consolidation will occur in both the Netherlands and western European markets over the next five years. This consolidation will occur as companies seek to increase market share and increase productivity and profitability through the economies of scale afforded by strategic partnerships, mergers and acquisitions. The conversion of the currencies of the European Monetary Union member states within the European Union to the Euro in 2002 will certainly facilitate the possibilities toward consolidation and cooperation. However, this possibility is hampered by the fact that most European economies are relatively high tax countries with democratic socialism. As a result, many waterbed companies are operated in part due to the tax benefits they provide to their owners.

         As eastern European economies such as Poland, Hungary, and the Czech Republic mature and standards of living increase, demand for waterbeds in these countries should increase as companies seek to satisfy customer demands for more expensive and higher quality sleep products.

COMPETITION IN THE FINANCIAL SERVICES MARKETS

         Competition for the refinancing of residential mortgages in the Netherlands is fierce. There exist substantially larger and better capitalized financial institutions, such as banks and mortgage companies, within the Netherlands. These financial institutions have significant competitive advantages over us. Our volume of mortgage business at present is insignificant compared to the billions of dollars in mortgages underwritten throughout the Netherlands each year. Major competition comes from banks such as ABN Amro, ING Bank, and Rabo Bank.

         We estimate that approximately 665,000 mortgages are financed each year in the Netherlands at an average value of 250,000 guilders (or $108,225 at the spot exchange rate as of July 1, 2000). According to the Dutch Telegraaf, the volume of residential mortgages underwritten in the Netherlands per year is on average approximately 73,000,000,000 guilders or $31,601,731,602 at the spot exchange rate as of July 1, 2000.

SUPPLIERS

         We source our materials for the manufacture of our waterbeds, including wood, textiles, fabrics, vinyl and mechanical sub-assemblies, from a number of diverse suppliers located throughout the Netherlands and Europe. We do not depend upon a single supply source for any of our materials, nor do we have any long-term contracts with suppliers.

CUSTOMERS

         We focus our direct marketing and sales of waterbeds geographically within the Netherlands, and as a result all of our customers are located in the Netherlands. Our typical customer is a married male, with children, between the age of 30 and 39. We have a diverse customer base because most of our customers purchase only one waterbed.

         Our financial services customers are all presently concentrated within the Netherlands. These customers are initially selected from our existing waterbed customer database, as well as from the telemarketing data gathered from our solicitations for waterbed customers. We have a unique advantage in marketing our financial services to these potential customers, since many of them required financing for their waterbed purchases.

PROPRIETARY RIGHTS AND LICENSING

         We regard our manufacturing processes and marketing techniques as proprietary and unique in Europe. However, we do not hold any patents nor do we have any patent applications pending. We have no proprietary rights, licensing, or confidentiality agreements in place with respect to our processes or techniques. While our ability to compete may be affected by our inability to protect our proprietary information, we believe that, in view of the slow pace of technological change within the industry, the combination of marketing expertise and innovative and creative skills of our management is as important to our business as the legal protection of our proprietary information.

GOVERNMENT REGULATION

         Our canvassing and door-to-door sales activities are regulated by Dutch law. The canvassing law's purpose is to protect customers when they purchase items from direct marketing merchants, such as canvassers and door-to-door salesmen. It allows the customer eight days to cancel an order given to a canvasser or door-to-door salesman. The canvassing law requires the buyer and canvasser or door-to-door salesman to sign two identical copies of the sales agreement, with each party keeping a copy. In addition, the canvassing law requires the sales agreement to contain a clause that discloses the buyer's right to dissolve the agreement within the eight days mentioned above. The eight-day window to cancel the sales agreement begins once the sales agreement is submitted to the Netherlands Chamber of Commerce and Industry for certification (which usually occurs on the same day the sales agreement is signed).

         In addition to the canvassing law, it is possible that in the future additional laws and regulations could be adopted in the Netherlands or in other countries in which we desire to compete. These laws could address matters such as the solicitation of clients through direct marketing and telemarketing. Legislation and regulatory policies are unpredictable, and we could be subject to increased regulation in the future. Laws or regulations could be adopted that may decrease the growth and expansion of our direct sales approach, increase our cost of doing business, or otherwise adversely affect our business. We cannot predict whether, or to what extent, any such new legislation or rulemaking will occur, or what effect any such potential legislation or rulemaking would have on our business.

PRODUCT DEVELOPMENT

         We are committed to improving and continually evolving our waterbed design. In the last two years, we spent about 52 days per year on research and development activities. We are particularly focused on such issues as hygiene, stability, energy conservation, and safety. As a consequence, we recently introduced a childproof thermostat for our waterbeds, as well as improved sealing techniques for our water-bodies.

         We also strive to anticipate new consumer trends, and use innovative techniques to ensure that we will be the first to develop "the waterbed of the future." We believe that the following special features will ensure that our products remain attractive to consumers in the coming years:

     - AUDIO, VIDEO, TELEVISION AND "SURF" FEATURES. These special features, which are currently under development, will offer the customer a unique entertainment experience and sensation. Sound waves released into the water-body by stereo induce movement of the water so customers can "feel" what they are watching on television. We intend to further develop these features to allow our customers to "surf" the Internet while lying in their waterbeds.

     - OTHER NEW SPECIAL FEATURES. We currently offer other custom features, including handles for pregnant women and disabled individuals, special adapters for the use of dinner plates, integrated sun beds, massage beds which utilize special water waves, and a therapeutic bed to prevent hospital bedsores. We intend to continually refine these special features through our product development process.

INSURANCE

         We maintain general liability, automobile liability, worker's compensation and umbrella coverage insurance in amounts we believe are customary for a company of our size engaged in a comparable industry. However, there can be no assurance that we will be able to maintain such insurance at acceptable rates, or that we will not be subject to future claims that our insurance may not cover or as to which our coverage limits may be inadequate.

EMPLOYEES

         As of July 1, 2000, we, through our subsidiaries, employed a total of 76 full and part-time employees. Of this number, 36 are full-time employees, and 40 are part-time employees. The following table breaks down the number of employees per subsidiary:


                    Wapro B.V.                                  5
                    Premier                                    18
                    Wekker                                      0
                    RayMark                                    42
                    RayPro                                      7
                    RayFin                                      4
                                                             -----

                             Total                             76


         Under Dutch law, membership in a trade union is confidential. We believe that certain of our employees may be members of various unions but that none of our subsidiaries is a party to a collective labor agreement. We have never been subject to a labor grievance filed by any trade union, and have never experienced a work stoppage. We believe that our employee relations are excellent.

CURRENCY

         The currency in use within the Netherlands is the guilder. As of July 1, 2000, the spot exchange rate was 2.31 guilders to the United States dollar. In 2002, the guilder will be phased out in favor of the Euro, a common currency of the member states of the European Union's Economic and Monetary Union ("EMU"). The EMU Euro Zone member states are Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal, and Spain.

         On January 1, 1999, the Euro became the official currency of the 11 member states of the EMU, including the Netherlands, with a fixed conversion rate against their national currencies. Although Euro notes and coins will not appear until January 1, 2002, the new currency can be used by consumers, retailers, companies of all kinds and public administrations in the form of "written money," i.e. by means of checks, travelers checks, bank transfers, credit cards and through electronic accounts. As of July 1, 2000, the spot exchange rate of the Euro was 1.07 Euros to the United States dollar.

RISKS RELATED TO THE COMPANY'S BUSINESS

OUR ABILITY TO CONTINUE AS A GOING CONCERN IS NOT CERTAIN AND WE NEED TO GENERATE SIGNIFICANT REVENUES.

         As shown in the accompanying financial statements, we incurred a net loss of $5,645,895 during the year ended December 31, 1999, and as of that date, our current liabilities exceeded our current assets by $981,154 and our total liabilities exceeded our total assets by $8,192,408. Therefore, our ability to continue as a going concern is uncertain. We expect to continue to incur significant losses in the future. As a result, we will need to generate significant revenues to achieve profitability and may never achieve profitability.

CERTAIN SALES OF OUR PRODUCT WERE SUBJECT TO A PROMOTIONAL MONEY BACK GUARANTEE PROGRAM. WE MAY NOT HAVE ADEQUATE LIQUIDITY TO PAY POTENTIAL CLAIMS OF A CUSTOMER UNDER THE PROGRAM, WHICH MAY THEN AFFECT OUR FINANCIAL CONDITION AND REPUTATION.

         Our customers may have recourse against us under the cash-back incentive program initiated in April 1998. The cash-back incentive program was sponsored by Stichting Betaal Garant, a non-profit Netherlands foundation for which C.A.R. Bongers, our Chairman, CEO and President, serves as a director. We discontinued the cash-back incentive program during February 2000. We have deferred revenues of $3,347,225 and $4,188,976 for the years ended December 31, 1998 and 1999, respectively. If claims are made against us, we may not have the funds to pay the customer. Inability to pay potential payments under the cash-back incentive program may have a material adverse impact on our financial condition and reputation.

OUR MONEY BACK GUARANTEE PROGRAM WAS A PROMOTIONAL TOOL TO SELL WATERBEDS. SINCE THE TERMINATION OF THE PROGRAM, SALES OF OUR WATERBEDS HAVE FALLEN, AND MAY CONTINUE TO FALL. THE DECREASE IN SALES MAY ADVERSELY IMPACT OUR FINANCIAL CONDITION.

         We initiated a cash-back incentive program in April 1998 as an incentive for our customers to buy our products. We have terminated the program in February 2000 and have not instituted another incentive program to replace it. Since February of 2000, sales of our waterbeds have declined as a result of the termination of this program. The decrease in sales may continue, and thus adversely affect our financial condition and profitability.

OUR COMPETITORS HAVE GREATER RESOURCES AND MORE-DEVELOPED DEALER NETWORKS. FUTURE COMPETITION MAY MATERIALLY AFFECT OUR FINANCIAL CONDITION.

         The retail bedding industry, within and outside of the Netherlands, is highly competitive and highly fragmented. Some of our competitors have well-entrenched dealer networks to consistently supply them business. Moreover, some of our competitors have substantially greater financial and other resources than us. Therefore, we may face periods of intense competition in the future that could have a material adverse effect on our planned growth and future results of operations. If there is a decrease in customer demand of waterbeds, we may not have adequate resources to compete effectively

FUTURE EVENTS MAY AFFECT THE NUMBER OF CLAIMS UNDER THE PRODUCT WARRANTY, WHICH MAY INCREASE OUR SERVICE OBLIGATIONS AND, THEREFORE, MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION.

         We generally provide a limited factory warranty for a period of ten years from the date of installation of the waterbed. Under the provisions of the limited warranty, we provide one free relocation of the bed, one replacement linen, water conditioner, and general service for technical difficulties. At the time of installation, we estimate the amount needed to cover future warranty obligations for products sold, and this estimate is recorded as a current charge to income. Amounts not expected to be paid in the next twelve months are included in the long-term warranty reserve. Future events may affect the number of claims under our product warranty. Any increase in the claims experience could have a material adverse effect on our financial condition, due to an increase in service obligations.

WE DO NOT HAVE PRODUCT LIABILITY INSURANCE. CONSEQUENTLY, A CUSTOMER'S SUCCESSFUL PRODUCT LIABILITY CLAIM, AS WELL AS THE ADVERSE PUBLICITY THAT WOULD ACCOMPANY THE CLAIM, COULD HAVE A NEGATIVE EFFECT ON OUR BUSINESS AND FINANCIAL CONDITION.

         We are engaged in a business that could result in possible claims for injury or damage resulting from our products. We are not currently, nor have we been in the past, a defendant in any product liability lawsuit. We do not maintain product liability insurance. A successful claim brought against us by a customer or a consumer of the waterbed, and the adverse publicity that could accompany any harm caused to a consumer by a product manufactured by us, could have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT HAVE ADEQUATE FUNDS TO COVER CERTAIN PAYMENTS THAT ARE DUE UNDER EARLY-PAYOFF PROVISIONS OF OUR INSURANCE CONTRACTS. OUR INABILITY TO PAY OFF THESE TERMINATION FEES MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND REPUTATION.

         We sell contracts for life insurance to our waterbed customers. If the customer cancels these contracts earlier than the terms allow, we must pay early termination fees to the insurance company who accepted the contract. We may not have adequate funds to cover these termination fees if a customer cancels the contract. Our inability to pay the termination fees may adversely affect our financial condition and reputation.

WE MAY NOT MEET OUR GROWTH PLANS IF WE CANNOT SECURE FINANCING AND IDENTIFY AND ACQUIRE MANUFACTURERS, DISTRIBUTORS AND RETAILERS IN THE NETHERLANDS AND THROUGHOUT EUROPE.

         Our planned growth depends, in part, on our ability to expand into new markets. In order to expand into new markets, we must secure financing and acquire manufacturers, distributors and retailers in the Netherlands and throughout Europe. There can be no assurance, however, that we will be able to obtain such financing on favorable terms or at all, or that we will be able to identify acceptable acquisition targets and/or complete acquisitions with them. The failure by us to obtain financing or implement our proposed growth strategy of acquisitions could have a material adverse impact on our proposed growth and future results of operations. Similarly, there can be no assurance that we will be successful in expanding into existing or contiguous markets.

THE LOSS OF ANY OF OUR SUPPLIERS, OR A PRICE INCREASE BY OUR SUPPLIERS, COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         We purchase materials from approximately four suppliers. We typically do not maintain long-term purchase contracts with these suppliers and usually operate on a purchase order basis. There can be no assurance that the loss of any one or more of its suppliers would not have a material adverse effect on our business, or that our suppliers could not increase prices such as to have an adverse effect on the results of our operations.

ANY MISJUDGMENT ON OUR PART AS TO OUR CUSTOMERS' PREFERENCES, AND ANY SHIFT IN CONSUMER DEMAND, MAY MATERIALLY AFFECT OUR BUSINESS.

         Our success as a business depends on our ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. We believe we are benefiting from a gradual shift in consumer demand from traditional beds to waterbeds. Any change in this trend could adversely affect consumer interest in our products. Moreover, our products must appeal to a broad range of consumers whose preferences cannot always be predicted with certainty and may change between sales seasons. If we misjudge either the market for our merchandise or our customers' purchasing habits, we may experience a material decline in sales or be required to sell inventory at reduced margins. We could also suffer a loss of customer goodwill if our products or operations do not adhere to our quality control or service procedures or otherwise fail to ensure satisfactory quality of our products. These outcomes may have a material adverse effect on our business, operating results and financial condition.

THE RETAIL WATERBED INDUSTRY IS POTENTIALLY CYCLICAL AND DEPENDS HIGHLY ON THE GENERAL ECONOMIC CONDITIONS. DEPRESSED ECONOMIC CONDITIONS CAN HAVE A MATERIAL EFFECT ON OUR OPERATIONS.

         Although the retail waterbed industry has been relatively stable in the last two years, there is the potential for the industry to be cyclical, with periods of good years followed by bad, followed by good again. This is because the industry is directly affected by, among other things, new housing development, existing home sales, interest rates, taxation, consumer confidence and general economic conditions. Waterbed purchases are generally based on individual preferences and judgment, and, in view of the fact that they may represent a significant expense to the average consumer, are often delayed during times of economic uncertainty. The deferral of such purchases could have a material adverse effect on our business, results of operations and financial condition. There can be no assurance, however, that as economic conditions improve, our operations will become more profitable.

WE HAVE TWO MAIN EXECUTIVES. THE LOSS OF EITHER EXECUTIVE OR THE FAILURE TO HIRE AND INTEGRATE CAPABLE NEW EXECUTIVES COULD HARM OUR BUSINESS.

         The success of our operation during the foreseeable future will depend largely upon the continued services of C.A.R. Bongers, our Chairman of the Board, Chief Executive Officer and President, and G.J. Hietkamp, our Executive Vice President, Chief Financial Officer and Secretary. The loss of the services of either of Mr. Bongers or Mr. Hietkamp could have a material adverse impact on us. Neither Mr. Bongers nor Mr. Hietkamp has entered into an employment agreement with us. In addition, the pool of capable executives in the Netherlands is limited. If we are unable to hire new executives, our business may be adversely affected.

WE HAVE ONE PRINCIPAL SHAREHOLDER. THIS SHAREHOLDER HAS THE ABILITY TO CONTROL THE MANAGEMENT OF THE CORPORATION.

         As of July 26, 2000, C.A.R. Bongers beneficially owned approximately 63% of the outstanding shares of our common stock. Accordingly, Mr. Bongers has the ability to control the election of all of the members of our Board of Directors and the outcome of corporate actions requiring majority shareholder approval. Even as to corporate actions in which super-majority approval may be required, such as certain fundamental corporate transactions, Mr. Bongers will effectively control the outcome of such actions.

THE ABSENCE OF A PRIOR TRADING MARKET FOR OUR STOCK MIGHT LEAD TO POTENTIAL VOLATILITY IN THE MARKET PRICE OF OUR COMMON STOCK.

         There has been no significant public market for our common stock, and although our common stock is currently traded on the National Quotation Bureau, LLC "Pink Sheets," there can be no assurance that an actual trading market will ever develop or be maintained for our common stock. The market price of the shares of our common stock may be highly volatile. Factors such as fluctuation in our operating results, the introduction of new products or services by us or our competitors, and general market conditions may have a significant effect on the market price of our common stock.

WE DO NOT INTEND TO PAY DIVIDENDS.  ANY EARNINGS WILL BE REINVESTED.

         We do not intend to pay any dividends to our shareholders in the foreseeable future. We currently intend to reinvest earnings, if any, in the development and expansion of its business.

THE GENERAL POLITICAL, SOCIAL AND ECONOMIC SITUATION IN THE NETHERLANDS MAY AFFECT OUR BUSINESS AND OUR FINANCIAL CONDITION.

         We conduct all of our manufacturing and sales activities operations in the Netherlands. In addition, all of our administrative, finance and accounting and marketing operations are located in the Netherlands. As a result, our business, financial condition and results of operations may be influenced by the general political, social and economic situation in the Netherlands. Accordingly, we may be subject to political and economic risks, including political instability, currency controls and exchange rate fluctuations, tax rates and structure, and changes in import/export regulations, tariffs, duties and quotas.

WE COULD BE NEGATIVELY AFFECTED BY AN INCREASE IN THE NETHERLANDS' INFLATION
RATE.

         The annual inflation rate in the Netherlands was approximately 2.0% in 1999. We do not believe that inflation in the Netherlands has had a material impact on our results of operations in recent years, as our prices are adjusted to reflect the then existing level of the inflation. However, no assurance can be given that inflation in the Netherlands will not have a material adverse effect on our business, financial condition and results of operations in the future.

THERE ARE RULES FOR LOW-PRICED STOCKS THAT MAY AFFECT OUR SHAREHOLDER'S ABILITY TO RESELL THEIR SHARES.

         The Securities and Exchange Commission's regulations define a "penny stock" to be any equity security that has a market price less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. Our common stock is currently considered "penny stock" under federal securities laws. Penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our shares to certain investors. These rules may affect the ability of broker-dealers to make a market in or trade our shares. This, in turn, may affect our shareholder's ability to resell those shares in the public market.

FORWARD-LOOKING STATEMENTS

         Some of the information in this registration statement contains forward-looking statements that involve substantial risks and uncertainties. These statements are identified by forward-looking words such as "may," "will," "expect," "anticipate," "could," "believe," "estimate," and "continue" or similar words. Statements that contain these words should be read carefully because they:

         -   discuss our future expectations;
         - contain projections of our future results of operations or of our financial condition; and
         -   state other "forward-looking" information.

         We believe it is important to communicate our expectations. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors listed above, as well as any cautionary language in this registration statement, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from our expectations as described in our forward-looking statements. The occurrence of the events described in these risk factors and elsewhere in this registration statement could have an adverse effect on our business, results of operations and financial condition.

CORPORATE HISTORY

         Royal Waterlily, Inc., incorporated in Nevada on February 29, 1996, under the name Autocapital, Inc. ("Autocapital"). Autocapital was initially conceived and established as a financial services business, but remained dormant until it acquired all of the issued and outstanding capital stock of Electronic Security Systems, Inc., a Texas corporation ("ESSI"), for 510,000 shares of Autocapital common stock. ESSI was incorporated on January 12, 1994, for the purpose of developing, manufacturing and marketing auto alarms and security devices. ESSI was a development stage enterprise, and its business plans were abandoned and the company was subsequently merged with Autocapital on October 23, 1998. The Autocapital and ESSI entities were combined in a merger under an Exchange Agreement dated October 23, 1998. As a result of this transaction, ESSI became a wholly-owned subsidiary of Autocapital, and the number of issued and outstanding shares of Autocapital common stock increased to 2,510,000.

         On December 8, 1998, Autocapital effected a 2 for 1 forward stock split, increasing the total number of outstanding shares of its common stock from 2,510,000 shares to 5,020,000 shares.

         In January 1999, Autocapital common stock was first quoted on the National Quotation Bureau, LLC "Pink Sheets" under the stock symbol AUCU.

         On August 2, 1999, the Autocapital Board of Directors transferred all of the assets and technology of ESSI equally to Mr. Whitaker B. Irvin and Teresa Williams Irvin, Autocapital shareholders. As a consequence of this transfer, Mr. Irvin personally assumed all of the liabilities of ESSI as of August 5, 1999. ESSI was dissolved effective October 11, 1999.

         On August 6, 1999, Autocapital acquired all of the capital stock of Wapro B.V., and the entities were combined in a reverse merger under an Exchange Agreement and through a Deed of Transfer in Registered Shares in Wapro B.V. The latter document was necessary because in the Netherlands, there is a statutory requirement to execute a notarial deed before a public notary effecting the transfer and exchange of shares in a limited liability company.

         The reverse acquisition resulted in the exchange of 400 fully paid, issued and outstanding common shares of Wapro B.V. held by Wapro B.V.'s sole shareholder C.A.R. Bongers Holding Meddo B.V., a Netherlands limited liability company controlled by C.A.R. Bongers, for 21,180,000 newly issued shares of Autocapital common stock. After taking into account the issuance of 1,800,000 newly issued shares of Autocapital common stock to Pierson & Niederdorfer for investment banking services rendered, the total outstanding shares of Autocapital common stock increased to 28,000,000 as a result of this transaction.

         As a result of this acquisition, the previous shareholder of Wapro B.V. owned more than 50% of the issued and outstanding voting shares of the Company. Consequently, this business combination has been accounted for as a reverse acquisition. For accounting purposes, the transaction is treated as a reverse merger since Autocapital had no active business. The management and shareholders of Wapro B.V. gained actual and effective operating control of Autocapital after the merger. This transaction was equivalent to the issuance of stock by Wapro B.V. for the net assets of Autocapital accompanied by a recapitalization. The fair value of the net assets of Autocapital deemed acquired as a result of the reverse acquisition were ascribed a nominal value.

         Autocapital subsequently changed its name to Wapro Group, Inc. on August 24, 1999. Effective September 8, 1999, the Company's stock symbol changed from AUCU to PREM.

         On June 1, 2000, we declared a 1 for 25 reverse stock split. After the stock split, we issued 1,032,800 additional shares to C.A.R. Bongers Holding Meddo B.V., a Netherlands personal holding company controlled by Mr. Bongers, our CEO and President, for forgiveness of indebtedness and release of certain future obligations. In addition, after this reverse stock split we issued 480,000 additional shares to Driekeer H (G. J. Hietkamp), our Executive Vice President, CFO and Secretary, in consideration for past obligations relating to services. We also issued 309,200 additional shares to Pierson & Niederdorfer, for past and future obligations relating to services rendered. The net effect of the June 2000 recapitalization was to realign ownership of the Company to the levels as originally agreed to by the parties in connection with the August 6, 1999 merger described above.

         Wapro Group, Inc. subsequently changed its name to Royal Waterlily, Inc. on July 18, 2000. The Company is in the process of applying for a change in its ticker symbol to LILY.

ADDITIONAL INFORMATION

         We intend to provide an annual report to our security holders, and to make quarterly reports available for inspection by our security holders. The annual report will include audited financial statements.

         We maintain, for investor relations purposes, a facsimile number at +31 (543) 533-210, and an electronic mail address at info@waprogroup.nl. We are in the process of developing an Internet website for shareholder and public relations at www.waprogroup.com. Additionally, the Company owns several Internet domain names for its various Netherlands subsidiaries. However, this registration statement does not incorporate any information found on any website.

         Once this registration statement is declared effective by the Securities and Exchange Commission, if ever, we will be subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). As a result, we will have to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at the following locations:
     -   Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549
     - Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661
     -   7 World Trade Center, New York, New York, 10048
     -   5670 Wilshire Boulevard, Los Angeles, California 90036

Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE RELATED NOTES. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED UPON CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. OUR ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "DESCRIPTION OF THE BUSINESS," AND THE SUBHEADINGS THEREUNDER, SUCH AS "RISKS RELATED TO THE COMPANY'S BUSINESS."

RESULTS OF OPERATIONS

         The following table sets forth certain operations data for the years ended December 31, 1998 and December 31, 1999 and for the three months ended March 31, 1999 and March 31, 2000. This information should be read in conjunction with our financial statements and notes included elsewhere in this prospectus. The financial information as of March 31, 2000 and for the three months ended March 31, 2000 and 1999 has not been audited. However, this information includes all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of the financial position, operating results, and cash flows for such period. Results for the three months ended March 31, 2000 are not necessarily indicative of results for the full year or any future period.


                                                           Year Ended                  Three Months Ended
                                                          December 31,                      March 31,
                                                      1998             1999           1999            2000
                                                      ----             ----           ----            ----
Revenue
     Sales                                       $   1,361,753   $   1,921,225    $     564,090   $     335,607
     Gain on sale of installment contracts              60,103         155,026            4,924          40,265
     Commission                                         16,548          71,612           42,243          21,175
                                                 -------------   -------------    -------------   -------------
         Net revenue                                 1,438,404       2,147,863          611,257         397,047

Costs and expenses
     Material cost of sales                          1,148,660       1,269,931          335,554         206,347
     Sales and marketing                             1,762,088       2,642,123          700,478         407,545
     General and administrative                      1,598,130       3,185,346          623,900         588,578
     Depreciation and amortization                      36,205          70,507           13,054          16,751
                                                 -------------   -------------    -------------   -------------
                                                     4,545,083       7,167,907        1,672,986       1,219,221
                                                 -------------   -------------    -------------   -------------

Operating loss                                      (3,106,679)     (5,020,044)      (1,061,729)       (822,174)

Other expense (income)
     Interest income                                    (3,004)           (447)               -               -
     Interest expense                                   14,626          34,252            4,615           4,493
     Investment banking fees                                 -         650,000                -               -
                                                 -------------   -------------    -------------   -------------
                                                        11,622         683,805            4,615           4,493
                                                 -------------   -------------    -------------   -------------

Loss before taxes                                   (3,118,301)     (5,703,849)      (1,066,344)       (826,667)

Income taxes (benefit)                                 120,044         (57,954)         (57,954)              -
                                                 -------------   --------------   -------------   -------------


NET LOSS                                         $  (3,238,345)  $  (5,645,895)   $  (1,008,390)  $    (826,667)
                                                 =============   =============    =============   =============


THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999

         REVENUES: Revenues for the first three months of 2000 decreased $214,210 or 35% to $397,047 from $611,257 for the three months ended March 31, 1999. This decrease is principally attributed to a 41% decrease in waterbed related sales. The sales of our waterbeds decreased primarily because of the loss of sales representatives, and the discontinuance of the cash-back incentive program in February 2000. In addition, revenue from commissions and gain on sale of installment contracts increased from $47,167 in 1999 to $ 61,440 in 2000.

     As a result of our cash back arrangement with certain customers, we deferred revenue of $659,356 in 2000 versus $1,045,493 in 1999. We began to offer cash back for our sales beginning in spring 1998 and as a result, the majority of our sales have been deferred until the customer cash back provisions have expired.

     COSTS AND EXPENSES: Costs and expenses for the first three months of 2000 decreased $453,765 or 27% to $1,219,221 from $1,672,986 for the three months ended March 31, 1999. This decrease is principally due to reductions in waterbed sales. In addition, during 2000, we streamlined our operations and made numerous cost cutting measures which reduced sales, marketing, general and administrative expenses.

     INTEREST EXPENSE: Interest expense for the first three months of 2000 was approximately the same as during the same period in 1999.

     INCOME TAXES: We recorded a $57,954 income tax benefit in 1999 due to our ability to carryback net operating losses to prior years. During 2000, we recorded income tax valuation reserves to offset any benefits of operating losses.

     NET LOSS: Net loss for the three months ended March 31, 2000 decreased $181,723 or 18% to $826,667 compared to $1,008,390 loss reported for the three months ended March 31, 1999. The decrease was due to the various factors discussed above.

TWELVE MONTHS ENDED DECEMBER 31, 1999 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 1998

         REVENUES: Revenues for the year ended December 31, 1999 increased $709,459 or 49% to $2,147,863 from $1,438,404. This increase is attributed to an increase in waterbed unit sales. Sales of our waterbeds increased primarily because of the initiation of the cash-back incentive program in April 1998. Total deferred revenue for the year ended December 31, 1999 was $4,188,976 compared to $3,347,225 for the year ended December 31, 1998.

         COSTS AND EXPENSES: Costs and expenses increased by $2.6 million or 58% to $7,167,907 from $4,545,083 for the year ended December 31, 1998. This increase is principally due to increase in numbers of personnel, increase in cash back premiums paid and increases in certain transportation costs. Total amounts charged to operations for cash back premiums amounted to $1,287,784 for the year December 31, 1999 compared to $826,467 for the year ended December 31, 1998.

         INCOME TAXES: We recorded an income tax benefit of $57,954 due to having taxable income for the year ended December 31, 1999.

         NET LOSS: Net loss for the year ended December 31, 1999 increased $2,407,550 or 74% to $5,645,895 compared to $3,238,345 loss reported for the year ended December 31, 1998. The increase was due to various factors discussed above.

TWELVE MONTHS ENDED DECEMBER 31, 1998 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 1997

         REVENUES: Revenues for the year ended December 31, 1998 increased $19,062 or 1.3% to $1,438,404 from $1,419,342 for the year ended December 31,
1997. This increase is principally attributed to increase in commissions and gain on sale of installment contracts.

         As a result of our cash back arrangement with certain customers, we deferred revenue of $3.3 million in 1998 versus none in 1997. We did not begin to offer the cash back program until spring 1998.

         COSTS AND EXPENSES: Costs and expenses for the year ended December 31, 1998 increased $3.1 million or 212% to $4,545,083 from $1,452,620 for the year ended December 31, 1997. This increase is principally due to:

     - increase in the associated material cost of sales of $726,005 due to the increased deliveries and installations of waterbeds in 1998
     - increase in sales and marketing costs of $1,468,401 due to increased direct costs associated with the sale such as commissions and premiums paid for the cash back program
     - increase in general and administrative costs of $869,576 due to increases in staff numbers, warehousing and occupancy costs and management fees.

     INCOME TAXES: We recorded an income tax provision of $120,044 due to having taxable income during the year ended December 31, 1998. During the year ended 1997, we recorded the benefit of a net operating loss carryforward which was utilized in 1998.

     NET LOSS: Net loss for the year ended December 31, 1998 increased $3,260,475 to $3,238,375 compared to $22,100 loss reported for the year ended December 31, 1997. The increase was due to the various factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

         Our principal capital and liquidity needs historically have been related to funding the working capital, sales and marketing activities, the development of manufacturing infrastructure, the establishment of customer service and support operations. Our capital needs have been predominantly met through our ability to sell customer lease contracts on a nonrecourse basis to financing institutions.

         During April 1998, we entered into an agreement with a foundation affiliated with our shareholders to sponsor a cash back incentive program for our customers. In return, we pay the foundation 18.5% of the total sales price of each waterbed sold under this incentive program. Under this program, the foundation agreed to refund the customer their purchase price of the waterbed after a 12.5-year period if certain conditions and restrictions are met. For the years ended December 31, 1998 and 1999 and for the three months ended March 31, 1999 and 2000, we expensed $826,467, $1,287,784, $339,963, and $167,113, respectively, and an additional $44,367 for April - June 2000, for premiums paid to the foundation under this program. However, we obtained legal advice from counsel in the Netherlands indicating that our customers may have recourse against us under this cash back incentive program. Accordingly, we have accounted for this revenue consistently with Statement of Financial Accounting Standards No. 48, "Revenue Recognition When Right of Return Exists." Consequently, we have deferred $3,347,225 and $4,188,976, of revenue for the year ended December 31, 1998 and December 31, 1999, respectively, and $1,045,493 and $659,356 of revenue for the three months ended March 31, 1999 and 2000, respectively.

         Net cash from operating activities was ($3,919,956), ($5,806,318), ($1,688,637) and ($1,071,222) for the years ended December 31, 1998 and 1999 and
March 31, 1999 and 2000, respectively. As described below, we sell our installment contracts to financial institutions. The proceeds received from these financial institutions offset the usages of cash from operating activities.

         Net cash from investing activities was $4,450,666, $5,996,659, $1,587,429, and $1,032,241 for the years ended December 31, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively. The majority of the cash from investing activities comprise from proceeds on the sale of installment contracts. We sell these installment contracts to financial institutions on a nonrecourse basis.

         On August 6, 1999, Autocapital, Inc. exchanged 57,450 shares of its common stock in exchange for each share of Wapro B.V. common stock. This transaction was accounted for as a reverse merger in accordance with Accounting Principles Board Opinion No. 16. As a result, the shareholders of Wapro B.V. retained the majority of the outstanding stock of Autocapital, Inc. after the merger. Autocapital, Inc. was a public shell company.

         During January 1999, we established a bank line of credit of $106,045. The line bears interest at 1.75% over the Bank's prime rate and is due on demand. Borrowings are secured by substantially all the assets of the company and the guarantee of certain shareholders. This line also requires the company to maintain certain financial covenants. As of December 31, 1999, we were in default of one of the financial covenants.

         Management has reviewed operating results, replaced certain executives in the sales management team, and performed other analyses to improve product salability. In addition, we discontinued the cash back incentive program described above. Our continued existence is dependent upon our ability to achieve profitable operations and maintain adequate bank financing and working capital, as well as our ability to sell our installment sales contracts.

YEAR 2000 PREPAREDNESS

         We successfully completed our Year 2000 changeover without any problems in our core business processes. We have confirmed normal operations across all products and markets on a sustained basis.

         While unlikely, problems associated with noncompliant third parties could still occur. Management will continue to monitor all business processes and relationships with third parties during 2000 to ensure all processes continue to function properly.

RECENTLY ISSUED ACCOUNTING STANDARDS

         In June 1998, the Financial Accounting Standards Board issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities." We are required to adopt FAS 133 for the year ending December 31, 2001. FAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because we hold no derivative financial instruments and do not currently engage in hedging activities, adoption of FAS 133 is expected to have no material impact on our financial position or results of operations.

INTEREST RATE RISK

         As of March 31, 2000, we have an outstanding balance of $86,490 under a bank line of credit with interest at prime rate plus 1.75%. A 10% movement in market interest rates would not significantly impact our financial position or results of operations.


                             DESCRIPTION OF PROPERTY

         Our manufacturing, service and telemarketing operations are housed in two facilities located at Driemarkweg 1a, in Winterswijk, the Netherlands. We also have telemarketing operations located at Mollevite 15, in Westervoort, the Netherlands. Our financial support services and executive offices are located at 40 Eelinkstraat, in Winterswijk, the Netherlands.

         We lease our office, warehouse, and manufacturing facility from Krozenbrink Holding B.V., a personal holding company of G.A.W. Bongers, a former shareholder, and from C.A.R. Bongers, a current shareholder. Under the terms of the leases, we are required to pay a base rent up to $116,866, adjusted annually by the consumer price index. In addition, we are required to pay maintenance and other occupancy costs. The leases run through February 2004, with renewal provisions through March 1, 2008. In addition, we lease certain equipment under terms for up to 60 months. We have treated these leases as operating losses. Total rent expense amounted to $432,859 and $524,585 for 1998 and 1999, respectively. Amounts paid to related parties amounted to $42,960 for 1998 and $95,354 for 1999.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding beneficial ownership of our common stock as of July 26, 2000:

     - each person who is known by us to own beneficially more than 5% of our common stock
     -   each of our directors
     -   all of our officers and directors as a group

Except as set forth below, each person's address is c/o Royal Waterlily, Inc., 40 Eelinkstraat 7101 JL, Winterswijk, the Netherlands.


         Name and Address of Beneficial         Amount and Nature of
                  Owner                            Beneficial Owner       Percentage of Class (1)
         ------------------------------         --------------------      -------------------

         C.A.R. Bongers (2)                           1,880,000                  62.67%

         G.J. Hietkamp (3)                              480,000                     16%

         Pierson & Niederdorfer (4)                     420,000                     14%

         All Executive  Officers and
         Directors (as a group)                       2,360,000                  78.67%



(1) Percentages are based upon 3,000,000 shares of common stock outstanding as of July 26, 2000.
(2) Includes 1,880,000 shares held by C.A.R. Bongers Holding Meddo B.V., a Netherlands personal holding company controlled by Mr. Bongers. C.A.R. Bongers Holding Meddo B.V.'s address is 40 Eelinkstraat 7101JL Winterswijk, the Netherlands.
(3)      G.J. Hietkamp's address is Kobstederstraat 68, Winterswijk, the
         Netherlands.
(4) Pierson & Niederdorfer's address is c/o Dr. Alexander Abfalterer, Lexadmin Trust Reg., Staedtle 7 Postfach 70 FL 9490, Vaduz, Liechenstein. The 420,000 shares includes 50,000 shares (pre-reverse split) pledged to Attorney David Stocker pursuant to the Exchange Agreement between Autocapital and Wapro B.V. and for the purpose of securing a $50,000 debt owed by Pierson & Niederdorfer to Mr. Stocker.


                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth certain information with respect to our directors and executive officers.


           Name                        Age                                 Position
 ----------------------------         -----       -----------------------------------------------------------------

C.A.R. Bongers                         27         Chairman of the Board, Chief Executive Officer and President

G.J. Hietkamp                          34         Executive Vice President,  Chief Financial Officer, Secretary and
                                                  Director

F. Nieweg                              39         Managing Director, RayPro B.V.

G. Bongers                             30         Managing Director, RayMark B.V. and RayFin B.V.


         Following are brief descriptions of our current executive officers and directors:

         C. A. RAYMOND BONGERS has served as the Chairman, President and Chief Executive Officer for the Company since August 1999. Mr. Bongers is the founder of Wapro B.V., and controls a majority of our shares through his Netherlands personal holding company, CAR Bongers Holding Meddo, B.V. In August 1999, Mr. Bongers successfully completed a reverse merger of Wapro B.V. with Autocapital, Inc., a publicly held Nevada corporation. The reverse merger of Wapro B.V. created the first publicly held waterbed company of which we are aware. From March 1996 until August 1999, Mr. Bongers served as the managing director of Wapro B.V., our operating subsidiary in the Netherlands. Mr. Bongers implemented our new business development plan with the addition of professional managers for each of our new subsidiaries. In June 1990, Mr. Bongers founded Raylex Waterbedden Nederland B.V., a retail waterbed company in the Netherlands which until 1996 imported waterbeds from Toronto, Canada. In 1988, Mr. Bongers founded Rainbow Video Pictures which he subsequently sold in 1990.

         G.J. (HENRI) HIETKAMP has served as our director and as our Executive Vice President and Secretary since August 1999. Mr. Hietkamp has served as the director for business development for Wapro B.V. since May 1998. From January 1992 until April 1998, Mr. Hietkamp served as the Marketing Director for Exakta Beheer, a Netherlands company engaged in the direct sales of windows, wooden floors, and financial services. Mr. Hietkamp also served as the manager for Business Development for each of six Exakta Beheer subsidiaries. From April 1998 until May 1999, Mr. Hietkamp was a management consultant for f.i Wegener Arcade, Exakta Beheer and for Wapro B.V. He completed his business studies at Hoger Sociaal Agogisch Onderwijs, in Arnhem, the Netherlands in 1993. Mr. Hietkamp completed the following academic qualifications in the Netherlands: 1984-1988 HSAO, social study, 1990 Nima A and Moderne Bedrijsfadministratie, 1991 Nima B, 1993 Nima C, theory.

         F. NIEWEG has served as the Managing Director for RayPro B.V. since June 1999, and in that capacity manages our manufacturing and logistics operations. Mr. Nieweg has ten years of experience in logistics management. From 1995 until March 1999, Mr. Nieweg managed the commercial, financial and operational aspects of the logistics services of Wim Bosman, a Netherlands company involved in the international freight forwarding business. From 1989 until 1995, he was the site manager for a dedicated freight forwarding warehouse for Wim Bosman Logistic Services. From 1986 until 1989, Mr. Nieweg worked for Wim Bosman Expediting Services as a supervisor involved with domestic and international contracts.

         G. BONGERS has served as the Managing Director for RayMark B.V. since March 1998 and as the Managing Director for RayFin, B.V. since June 1998. Mr. Bongers manages the telemarketing and sales operations for RayMark, and the financial services operations for RayFin. Mr. Bongers is the brother of C.A.R. Bongers, our Chairman, President and CEO.

         All directors hold office until the next annual meeting of shareholders and until their successors are elected. Officers are elected to serve, subject to the discretion of the Board of Directors, until their successors are appointed.


                             EXECUTIVE COMPENSATION

EXECUTIVE OFFICER COMPENSATION

         The following table sets forth information regarding compensation awarded to, earned by or paid to our President and Chief Executive Officer for all services rendered to us during 1999, 1998 and 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                                       LONG TERM
                                             ANNUAL COMPENSATION                                      COMPENSATION
                                             -------------------                                      ------------

NAME AND PRINCIPAL POSITION                 YEAR     SALARY                     BONUS   OTHER
---------------------------                 ----     ------                     -----   -----

C.A.R. Bongers(1)                           1999     184,042.65 guilders        N/A     N/A               N/A
    Chairman, CEO and President                      ($79,672) (2)
                                            1998     120,000.00 guilders        N/A     N/A               N/A
                                                     ($51,948)
                                            1997     120,000.00 guilders        N/A     N/A               N/A
                                                     ($51,948)


                                                                                                     LONG TERM
                                             ANNUAL COMPENSATION                                   COMPENSATION
                                             -------------------                                   ------------

NAME AND PRINCIPAL POSITION                 YEAR     SALARY                     BONUS  OTHER
---------------------------                 ----     ------                     -----  ------

G.J. Hietkamp(3)                            1999     117,500                    N/A     N/A               N/A
                                                     ($50,866) (2)
                                            1998     40,000                     N/A     N/A               N/A
                                                     ($17,316)
                                            1997     NONE


(1) C.A.R. Bongers is currently employed by Wapro B.V. through his personal holding company, C.A.R. Bongers Holding Meddo B.V.
(2)      At the spot exchange rate as of July 1, 2000.
(3) G.J. Hietkamp is currently employed by Wapro B.V. through his personal holding company, B.V. Drie keer H.


DIRECTOR COMPENSATION

         We currently do not compensate our directors or reimburse their expenses.

EMPLOYMENT AGREEMENTS

         We currently do not have employment agreements with our executive officers.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Beginning in April 1998, we provided our waterbed customers with a 150-month money back guarantee through Stichting Betaal Garant ("Betaal Garant"), a private foundation organized under the laws of the Netherlands to provide insurance guarantees. Betaal Garant is a non-profit Netherlands foundation for which C.A.R. Bongers, our Chairman, CEO and President, serves as a director. In 1998, Mr. Bongers received 29,000 guilders (approximately $12,554 at the spot exchange rate as of July 1, 2000) in compensation from Betaal Garant. Starting in April 1998, we agreed to pay Betaal Garant 18.5% of the total sales price of each waterbed sold in exchange for its obligation to provide the money back guarantee to our customers. The Betaal Garant, in turn, reinsured this risk with Crown Insurance Group, an insurance company of which Mr. Bongers is a shareholder. As of July 1, 2000, we owed Betaal Garant $1,456,358. We discontinued the money back guarantee program effective February 1, 2000.

         We pay management fees to our stockholders in exchange for management services of the individual owners. Total management fees paid during 1998, 1999 and January - March 2000 (unaudited) amounted to $122,044, $262,119 and $67,108, respectively. Part of the management fees for 1999 were paid to Jan Sofat B.V., a wholly owned subsidiary of C.A.R. Bongers Holding Meddo B.V., C.A.R. Bongers' Netherlands personal holding company. Jan Sofat B.V. receives commissions from Arenda B.V., the company that provides financing for customers purchasing our waterbeds. The commissions are awarded as referral fees for customers referred to Arenda by Jan Sofat B.V., and are calculated based on the number of financing transactions referred. In 1999, Jan Sofat B.V. received a total of $84,139 in commissions from Arenda B.V.

         Krozenbrink Holding B.V., a personal holding company of G.A.W. Bongers, is the landlord for our manufacturing, service and telemarketing facility located at Driemarkweg la, in Winterswijk, the Netherlands. G.A.W. Bongers is a former Wapro B.V. shareholder, and is the father of C.A.R. Bongers, our Chairman, CEO and President.

         At December 31, 1998, $101,074 was due from Krozenbrink Holding B.V., a personal holding company of G.A.W. Bongers, from advances we made. This loan was repaid in 1999. During 1999, $5,956 was advanced to Krozenbrink Holding B.V. This advance was non-interest-bearing and due on demand. During the 2nd quarter of 2000, this loan was fully redeemed. At March and June 2000, $5,658 and $0 respectively, was due from Krozenbring Holding B.V. from advances we made. Interest was charged on the advances at the rate of 5% per annum. Total interest income received from Krozenbrink Holding B.V. amounted to $3,004, $0 and $0 for 1998, 1999 and 2000, respectively.

         We periodically make advances to, and receive payments from, C.A.R. Bongers Holding Meddo B.V., C.A.R. Bongers' personal holding company. The advances bear interest at a rate of 5% per annum and are due on demand. At December 31, 1998 we owed the holding company $22,803. At December 31, 1999, the holding company owed us $22,221. At March and June 2000, we owed the holding company $8,244 and $14,938, respectively. The increase of the debt to the holding company in 2000 is mainly because we received 2 payments.

         We lease our office, warehouse, and manufacturing facility from a former shareholder and a current shareholder of our company. Under the terms of the leases, we are required to pay a base rent up to $116,866, adjusted annually by the consumer price index. In addition, we are required to pay maintenance and other occupancy costs. The leases run through February 2004, with renewal provisions through March 1, 2008. In addition, we lease certain equipment under terms of up to 60 months. We have treated these leases as operating losses. Total rent expense amounted to $432,859 and $524,585 for 1998 and 1999, respectively. Amounts paid to related parties amounted to $42,960 for 1998 and $95,354 for 1999.


                          DESCRIPTION OF SECURITIES

         We are authorized to issue 50,000,000 shares of capital stock, divided as follows: 45,000,000 shares of common stock at $0.001 par value, and 5,000,000 shares of preferred stock at $0.001 par value.

COMMON STOCK

         We had 3,000,000 shares of common stock issued and outstanding as of July 26, 2000.

The following summarizes the rights of holders of our common stock:

     - each holder of our common stock is entitled to dividends, pro rata, when, as and if declared by the Board of Directors out of funds available therefore
     - each holder of our common stock is entitled to cast one vote for each share held at all shareholder meetings for all purposes, including the election of directors
     - upon liquidation or dissolution, the holder of each outstanding common stock is entitled to share equally in our assets legally available for distribution to such shareholder after payment of all liabilities

     Holders of more than 50% of the common stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of shareholders. The vote of the holders of a majority of common stock present at such a meeting will decide any question brought before such meeting, except for certain actions such as amendments to our Articles of Incorporation, mergers or dissolutions which require the vote of the holders of a majority of the outstanding common stock.

     Holders of common stock are not granted any preemptive, subscription, redemption or registration rights. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     Our Articles of Incorporation empower our Board of Directors to issue up to 5,000,000 shares of Preferred Stock, in one or more series and to fix the designations, preferences, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The Board of Directors have authorized Series A Preferred Stock consisting of 5,000,000 shares. As of the date of this registration statement, there are no issued and outstanding shares of Preferred Stock. The Series A Preferred Stock have rights and preferences which are superior to the rights of the holders of our common stock. These rights and preferences include:

     - The entitlement to ten (10) votes for each share held on all matters on which the holders of common stock are entitled to vote.

     - Shares of Series A Preferred Stock are not subject to the operation of a sinking fund.

     -   The right to convert to shares of common stock.

                                     PART II

             MARKET FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Our common stock is traded on the National Quotation Bureau, LLC "Pink Sheets" under the symbol "PREM." The following table sets forth, for the fiscal period indicated, the high and low closing bid prices for our common stock, and the common stock of Autocapital, Inc., as reported on the Pink Sheets. The quotations for the common stock traded on the Pink Sheets may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.


                                                              HIGH                  LOW

             AUTOCAPITAL, INC.(1)(2)
             ===================================================================================
             FISCAL YEAR 1999
                 FIRST QUARTER                                N/A                   N/A
                 SECOND QUARTER                               N/A                   N/A
             WAPRO GROUP, INC.
             ===================================================================================
             FISCAL YEAR 1999
                 THIRD QUARTER                                0.75                 0.25
                 FOURTH QUARTER                              0.625                 0.25
             FISCAL YEAR 2000
                 FIRST QUARTER                                0.55                 0.007
                  SECOND QUARTER                              0.3                  0.07


(1) Figures shown for the first and second quarters of Fiscal Year 1999 reflect bid prices for Autocapital, Inc. (trading symbol: "AUCU").
(2) No trading activity occurred in the first and second quarters of Fiscal Year 1999 for Autocapital, Inc.

         As of July 26, 2000, our common stock was held by 129 shareholders of record. The transfer agent for our common stock is Holladay Stock Transfer, 2939
N. 67th, Scottsdale, Arizona 85251. Our sole market maker is J. Alexander Securities, 523 W. 6th Street, Los Angeles, California 90014.

DIVIDEND POLICY

         We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain all future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.


                                LEGAL PROCEEDINGS

         We are not subject to any legal proceedings in the United States; however, our subsidiaries and we are currently prosecuting and defending several actions in the Netherlands which have arisen in the ordinary course of our business and which involve former employees, waterbed customers and suppliers.

         These proceedings primarily involve claims for damages and the amounts involved, exclusive of interest and costs, do not exceed 10% of our current assets. Therefore, we believe these actions are not of material significance to the financial performance of the business or our operations. We have retained counsel in the Netherlands and will vigorously defend these actions in the Dutch courts.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         We have not had any disagreements with our independent outside auditors since inception.


                     RECENT SALES OF UNREGISTERED SECURITIES

         In March 1996, Autocapital issued a total of 2,000,000 shares of its common stock to six individuals in consideration for consulting services previously rendered by those individuals. The total value of the services rendered to Autocapital by these individuals was $2,000.00.

         In October 1998, Autocapital acquired all of the issued and outstanding capital stock of ESSI in exchange for 510,000 shares of newly issued Autocapital common stock, pursuant to Articles of Exchange dated October 23, 1998.

         In August 1999, Autocapital acquired all of the issued and outstanding capital stock of Wapro B.V., pursuant to an Articles and Plan of Exchange dated August 6, 1999, and a Deed of Transfer in Registered Shares dated August 6, 1999. In connection with the acquisition, Autocapital issued 21,180,000 shares of common stock to C.A.R. Bongers Holding Meddo B.V., as the sole shareholder of Wapro B.V., and 1,800,000 shares of common stock to Pierson & Niederdorfer, in consideration for investment banking services rendered.

         On June 1, 2000, we declared a 1 for 25 reverse stock split. After the stock split, we issued 1,032,800 additional shares to C.A.R. Bongers Holding Meddo B.V., a Netherlands personal holding company controlled by Mr. Bongers, our CEO and President, for forgiveness of indebtedness and release of certain future obligations. In addition, after this reverse stock split we issued 480,000 additional shares to Driekeer H (G. J. Hietkamp), our Executive Vice President, CFO and Secretary, in consideration for past obligations relating to services. We also issued 309,200 additional shares to Pierson & Niederdorfer, for past and future obligations relating to services rendered.

         These transactions were entered into in reliance on Section 4(2) of the Securities Act of 1933, as amended.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Corporation Law of the State of Nevada and our Articles of Incorporation provide for indemnification of our officers and directors for liabilities and expenses that they may incur in such capacities. In general, our officers and directors are indemnified with respect to actions taken in good faith and, in the case of conduct in such an individual's official capacity with us, in a manner he reasonably believed to be in the best interest of the company or, in all other cases, that his conduct was at least not opposed to our best interests. In the case of any criminal proceeding, he must have no reasonable cause to believe his conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors or officers pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                     ROYAL WATERLILY, INC. AND SUBSIDIARIES
                            Winterswijk, Netherlands

                        CONSOLIDATED FINANCIAL STATEMENTS



                                    CONTENTS


REPORT OF INDEPENDENT AUDITORS................................................................................  F-1


FINANCIAL STATEMENTS

     CONSOLIDATED BALANCE SHEETS..............................................................................  F-2

     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
       INCOME (LOSS)..........................................................................................  F-3

     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY).............................................  F-4

     CONSOLIDATED STATEMENTS OF CASH FLOWS....................................................................  F-5

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS...............................................................  F-6



                         REPORT OF INDEPENDENT AUDITORS


Royal Waterlily, Inc.
Winterswijk, Netherlands


We have audited the accompanying consolidated balance sheets of Royal Waterlily, Inc. and subsidiaries (formerly Wapro Group, Inc.) (the Company) as of December 31, 1998 and 1999, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficiency), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Royal Waterlily, Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                        Crowe, Chizek and Company LLP

Oak Brook, Illinois
April 28, 2000, except for Note 10
  as to which the date is July 18, 2000

                     ROYAL WATERLILY, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------------------------------------


                                                                     December 31,   December 31,     March 31,
                                                                         1998           1999           2000
                                                                         ----           ----           ----
                                                                                                    (unaudited)

ASSETS
Current assets
     Cash                                                            $     83,660   $    205,772   $    185,153
     Trade accounts receivable                                             49,275         14,819         66,533
     Due from related party                                               101,074         28,759          5,658
     Inventory                                                            186,326        159,628         99,496
     Income taxes receivable                                              134,435        280,948        266,867
     Prepaid expenses                                                       2,826          5,495         13,448
                                                                     ------------   ------------   ------------
         Total current assets                                             557,596        695,421        637,155

Property and equipment                                                    378,598        411,100        393,365
Accumulated depreciation                                                  (47,725)      (108,365)      (119,126)
                                                                     ------------   ------------   ------------
     Net property and equipment                                           330,873        302,735        274,239

Other                                                                      16,821         36,386         34,580
                                                                     ------------   ------------   ------------

                                                                     $    905,290   $  1,034,542   $    945,974
                                                                     ============   ============   ============

LIABILITIES AND STOCKHOLDERS'
  EQUITY (DEFICIENCY)
Current liabilities
     Bank line of credit                                             $          -   $     91,054         86,490
     Accounts payable                                                     206,705        449,114        405,569
     Payroll and other taxes payable                                      397,103        263,062        210,727
     Due to related parties                                                52,358        496,478        593,802
     Warranty reserve                                                      59,657         51,622         56,714
     Other                                                                246,469        325,245        263,161
                                                                     ------------   ------------   ------------
         Total current liabilities                                        962,292      1,676,575      1,616,463

Long-term warranty reserve                                                491,844        582,999        573,473

Deferred revenue                                                        3,347,225      6,967,376      7,336,845

Commitments and contingencies

Shareholders' equity (deficiency)
     Preferred stock, $.001 par value,
       authorized 5,000,000, none outstanding                                   -              -              -
     Common stock, $.001 par value, authorized
      45,000,000 shares; issued and outstanding
       22,980,000, 28,000,000, and 28,000,000 for 1998,
       1999, and 2000, respectively                                        22,980         28,000         28,000
     Additional paid-in capital                                                 -        644,980        644,980
     Accumulated other comprehensive income                               (22,017)       824,319      1,262,587
     Accumulated deficit                                               (3,897,034)    (9,689,707)   (10,516,374)
                                                                     ------------   -------------  ------------
                                                                       (3,896,071)    (8,192,408)    (8,580,807)
                                                                     ------------   -------------  ------------

                                                                     $    905,290   $   1,034,542  $    945,974
                                                                     ============   =============  ============


-------------------------------------------------------------------------------------------------------------------

            See accompanying notes to combined financial statements.


                                      ROYAL WATERLILY, INC. AND SUBSIDIARIES
                                     CONSOLIDATED STATEMENTS OF OPERATIONS AND
                                            COMPREHENSIVE INCOME (LOSS)


-------------------------------------------------------------------------------------------------------------------


                                                                                  ------Three months ended-----
                                                  December 31,     December 31,     March 31,        March 31
                                                      1998             1999           1999             2000
                                                 -------------   -------------    -------------   -------------
                                                                                           (unaudited)
Revenue
     Sales                                       $   1,361,753   $   1,921,225    $     564,090   $     335,607
     Gain on sale of installment contracts              60,103         155,026            4,924          40,265
     Commission                                         16,548          71,612           42,243          21,175
                                                 -------------   -------------    -------------   -------------
         Net revenue                                 1,438,404       2,147,863          611,257         397,047

Costs and expenses
     Material cost of sales                          1,148,660       1,269,931          335,554         206,347
     Sales and marketing                             1,762,088       2,642,123          700,478         407,545
     General and administrative                      1,598,130       3,185,346          623,900         588,578
     Depreciation and amortization                      36,205          70,507           13,054          16,751
                                                 -------------   -------------    -------------   -------------
                                                     4,545,083       7,167,907        1,672,986       1,219,221
                                                 -------------   -------------    -------------   -------------

Operating loss                                      (3,106,679)     (5,020,044)      (1,061,729)       (822,174)

Other expense (income)
     Interest income                                    (3,004)           (447)               -               -
     Interest expense                                   14,626          34,252            4,615           4,493
     Investment banking fees                                 -         650,000                -               -
                                                 -------------   -------------    -------------   -------------
                                                        11,622         683,805            4,615           4,493
                                                 -------------   -------------    -------------   -------------

Loss before taxes                                   (3,118,301)     (5,703,849)      (1,066,344)       (826,667)

Income taxes (benefit)                                 120,044         (57,954)         (57,954)              -
                                                 -------------   -------------    -------------   -------------


NET LOSS                                         $  (3,238,345)  $  (5,645,895)   $  (1,008,390)  $    (826,667)
                                                 =============   =============    =============   =============

Basic net loss per share                         $       (2.89)  $       (5.04)   $        (.90)  $        (.74)
                                                 =============   ==============   =============   =============

Weighted average number of common
  shares outstanding                                 1,120,000       1,120,000        1,120,000       1,120,000
                                                 =============   =============    =============   =============

Comprehensive income (loss)
     Net loss                                    $  (3,238,345)  $  (5,645,895)      (1,008,390)       (826,667)
     Change in cumulative
       translation adjustment                          (27,803)        846,336          (20,246)        438,268
                                                 -------------   -------------    -------------   -------------

         Comprehensive income (loss)             $  (3,266,148)  $  (4,799,559)   $  (1,028,636)  $    (388,399)
                                                 =============   =============    =============   =============


-------------------------------------------------------------------------------------------------------------------


            See accompanying notes to combined financial statements.


                                      ROYAL WATERLILY, INC. AND SUBSIDIARIES
                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                Additional
                                                                                       Common Stock               Paid-in
                                                                                 Shares          Amount           Capital
                                                                                 ------          ------           -------

Balance January 1, 1998                                                        22,980,000     $     22,980    $          -

Net loss                                                                                -                -               -

Translation adjustment                                                                  -                -               -

Dividends                                                                               -                -               -
                                                                            -------------     ------------    ------------


Balance December 31, 1998                                                      22,980,000           22,980               -

Net loss                                                                                -                -               -

Acquisition of public shell (Note 8)                                            2,000,000            2,000          (2,000)

Shares issued for investment banking fees                                       3,020,000            3,020         403,980

Investment banking fees resulting from principal stockholder's
  transfer of stock to investment banker (Note 8)                                       -                -         243,000

Translation adjustment                                                                  -                -               -

Dividends                                                                               -                -               -
                                                                            -------------     ------------    ------------


Balance December 31, 1999                                                      28,000,000           28,000         644,980

Net loss                                                                                -                -               -

Translation adjustment                                                                  -                -               -
                                                                            -------------     ------------    ------------


Balance March 31, 2000 (unaudited)                                             28,000,000     $     28,000    $    644,980
                                                                            =============     ============    ============


------------------------------------------------------------------------------------------------------------

                                                                             Accumulated
                                                                                Other
                                                                            Comprehensive    Accumulated
                                                                               Income            Deficit
                                                                               ------            --------

Balance January 1, 1998                                                      $      5,786   $    (154,453)

Net loss                                                                                -      (3,238,345)

Translation adjustment                                                            (27,803)              -

Dividends                                                                               -        (504,236)
                                                                             ------------   -------------


Balance December 31, 1998                                                         (22,017)     (3,897,034)

Net loss                                                                                -      (5,645,895)

Acquisition of public shell (Note 8)                                                    -               -

Shares issued for investment banking fees                                               -               -

Investment banking fees resulting from principal stockholder's
  transfer of stock to investment banker (Note 8)                                       -               -

Translation adjustment                                                            846,336               -

Dividends                                                                               -        (146,778)
                                                                             ------------   -------------


Balance December 31, 1999                                                         824,319      (9,689,707)

Net loss                                                                                -        (826,667)

Translation adjustment                                                            438,268               -
                                                                             ------------   -------------


Balance March 31, 2000 (unaudited)                                           $  1,262,587   $ (10,516,374)
                                                                             ============   =============


-------------------------------------------------------------------------------------------------------------------


            See accompanying notes to combined financial statements.


                                      ROYAL WATERLILY, INC. AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                ------Three months ended-----
                                                                December 31,     December 31,     March 31,        March 31,
                                                                    1998             1999           1999             2000
                                                                    ----             ----           ----             ----
                                                                                                          (unaudited)
CASH FROM OPERATING ACTIVITIES
    Net loss                                                   $  (3,238,345)  $  (5,645,895)   $  (1,008,390)  $    (826,667)
    Adjustments to reconcile net loss
      to net cash from operating activities
       Depreciation                                                   36,205          70,507           13,054          16,751
       Gain on sale of installment contracts                         (60,103)       (155,026)          (4,924)        (40,265)
       Deferred income taxes                                          35,324               -                -               -
       Stock issued for compensation                                       -         650,000                -               -
       Deferred revenue                                            3,347,225       4,415,240        1,052,437         707,016
       Changes in operating assets and
         liabilities
          Accounts receivable                                     (4,705,316)     (5,926,020)      (1,582,493)     (1,049,231)
          Inventory                                                  (41,050)            380          (37,855)         53,932
          Refundable income taxes                                    (84,382)       (175,548)        (198,295)              -
          Prepaid expenses and other                                 (68,879)         58,289           93,347          13,894
          Accounts payable                                           150,883         288,089           84,700         (21,762)
          Accrued expenses                                           708,482         613,666         (100,218)         75,110
                                                               -------------   -------------    -------------   -------------
              Net cash from operating activities                  (3,919,956)     (5,806,318)      (1,688,637)     (1,071,222)

CASH FROM INVESTING ACTIVITIES
    Proceeds from the sale of installment
      contracts                                                    4,788,861        6,110,202       1,614,507       1,035,228
    Purchase of property and equipment                              (322,198)        (90,271)         (21,992)         (2,968)
    Increase in other assets                                         (15,997)        (23,272)          (5,086)            (19)
                                                               -------------   -------------    -------------   -------------
       Net cash from investing activities                          4,450,666       5,996,659        1,587,429       1,032,241

CASH FROM FINANCING ACTIVITIES
    Borrowings under bank line of credit                                   -          96,572                -               -
    Dividends paid                                                  (504,236)       (144,858)               -               -
    Cash overdrafts                                                        -               -           20,101               -
                                                               -------------   -------------    -------------   -------------
       Net cash from investing activities                           (504,236)        (48,286)          20,101               -

Effect of exchange rate changes on cash                                5,042         (19,943)          (2,553)         18,362
                                                               -------------   -------------    -------------   -------------

Net change in cash                                                    31,516         122,112          (83,660)        (20,619)

Cash at beginning of period                                           52,144          83,660           83,660         205,772
                                                               -------------   -------------    -------------   -------------

Cash at end of period                                          $      83,660   $     205,772    $           -   $     185,153
                                                               =============   =============    =============   =============


Supplemental disclosure of cash paid
    Interest paid                                              $      13,022   $      34,252    $       4,615   $       4,493
    Income taxes paid                                                169,102         204,467                -               -

Supplemental schedule of noncash
  investing and financing activities
    Stock issued for acquisition of public shell                           -           2,000                -               -

-----------------------------------------------------------------------------------------------------------------------------------


            See accompanying notes to combined financial statements.

                     ROYAL WATERLILY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF BUSINESS

Royal Waterlily, Inc. (formerly Wapro Group, Inc.) (the Company), a Nevada corporation, is involved through its wholly owned Dutch subsidiaries (Wapro, B.V.; Premier Waterbedden, B.V.; Wekker Waterbedden B.V.; RayMark, B.V.; and RayPro, B.V.) in the manufacture and direct marketing of custom waterbeds in the Netherlands. In addition, the consolidated financial statements includes RayFin B.V. a brother-sister company in the business of providing financing services for the customers of the Company. Effective December 10, 1999, the RayFin B.V.'s stockholders contributed the stock of RayFin B.V. to the Company. The transaction was accounted for in a manner similar to a pooling of interest.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION: The consolidated financial statements present the financial position and results of operations of Royal Waterlily, Inc. and its wholly owned subsidiaries described above and RayFin B.V. All significant intercompany transactions and accounts have been eliminated in the consolidated financial statements.

REVENUE RECOGNITION: The Company records revenue upon the satisfactory installation of the waterbeds. The Company excludes from net revenue amounts attributed to sales under a special cash-back program sponsored by a related party (see Note 3). Amounts subject to this program are reflected as deferred revenue in the accompanying balance sheets. The Company sells its products utilizing installment sale contracts, which are sold to finance companies on a non-recourse basis.

COMMISSION INCOME AND GAIN ON SALE OF INSTALLMENT CONTRACTS: The Company earns commissions from selling life insurance and homeowner's mortgage insurance coverage to the buyers of its waterbeds. The Company also records a gain on the sale of nonrecourse installment contracts. Income from these sources is recognized when the contracts are accepted by the insurance company or the financial institution. The Company is subject to certain charges based upon early payoffs of the insurance contracts. The Company estimates the provisions for early payoffs at the time of sale. Both the commission and revenue are primarily associated with the underlying sale of a waterbed, and accordingly, the Company believes it operates in one segment.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of the Company's financial instruments, which include cash, receivables, and debt, approximates fair value due to the short maturities of those instruments.

INVENTORIES: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventory consists principally of raw materials.

--------------------------------------------------------------------------------

                                  (Continued)

PROPERTY AND EQUIPMENT: Property and equipment are recorded at cost. Improvements and betterments are capitalized; maintenance and repairs are charged to operations as incurred. Depreciation is provided for financial reporting using accelerated and straight-line methods over the estimated useful asset lives.

PRODUCT WARRANTY: The Company generally provides a limited factory warranty for a period of ten years from the date of installation. Under the provisions of the limited warranty, the Company provides one free relocation of the bed, one replacement linen, water conditioner, and general service for technical difficulties. A current charge to income is recorded at the time of installation to reflect the amount the Company estimates will be needed to cover future warranty obligations for products sold. Amounts not expected to be paid in the next twelve months are included in the long-term warranty reserve.

INCOME TAXES: Income taxes include taxes currently due and deferred income taxes, determined utilizing a liability approach. This method gives consideration to the estimated future tax consequences of differences between financial accounting and tax basis of assets and liabilities. At December 31, 1998 and 1999, significant temporary differences arose principally from deferred revenue and accrued warranty.

A valuation allowance is recorded, if necessary, to reduce deferred tax assets to the amount considered more likely than not to be realized.

ADVERTISING EXPENSES: Included in sales and marketing costs are advertising expenses of $459,372 and $478,197 in 1998 and 1999, respectively.

COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes foreign currency translation adjustments, which are also recognized as a separate component of equity.

SEGMENT REPORTING: The Company operates in one market segment, the sale of installed waterbeds. The Company operates in one geographical segment, the Netherlands. Substantially all of the Company's sales are made to customers in the Netherlands.

EARNINGS PER COMMON SHARE: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. During the periods presented, the Company had no dilutive securities. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements. Stock issued within twelve months prior to the Company's registration with the Securities and Exchange Commission is treated as outstanding for all periods presented.




--------------------------------------------------------------------------------

                                  (Continued)

FOREIGN CURRENCY: The local currency is the functional currency of each of the foreign subsidiaries. Assets and liabilities of the Company's foreign subsidiaries are translated using the fiscal year-end exchange rates, and revenue and expenses are translated using average exchange rates prevailing during the year. The effects of translating foreign subsidiaries' financial statements are included as a separate component of stockholders' equity.

ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of warranty reserves.

INTERIM FINANCIAL INFORMATION: The financial information as of March 31, 2000 and for the three months ended March 31, 2000 and 1999 is unaudited but, in the opinion of management, includes all adjustments, consisting of only normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position, operating results, and cash flows for such period. Results for the three months ended March 31, 2000 are not necessarily indicative of results for the full year or any future period.

RECENTLY ISSUED ACCOUNTING STANDARDS: In June 1998, the Financial Accounting Standards Board issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities." The Company is required to adopt FAS 133 for the year ending December 31, 2001. FAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because the Company holds no derivative financial instruments and does not currently engage in hedging activities, adoption of FAS 133 is expected to have no material impact on the Company's financial position or results of operations.


NOTE 3 - RELATED PARTY TRANSACTIONS

At December 31, 1998 and 1999, $101,074 and $5,956, respectively, was due from an entity that was a former stockholder of the Company. These amounts represent advances made to this entity, and the 1998 advances were repaid during 1999. Interest was charged on the advances at the rate of 5% per annum. Total interest income received from this entity amounted to $3,004 and $0 for 1998 and 1999, respectively. During 1999, $5,956 was advanced to an entity that was a former stockholder of the Company. This advance is non-interest-bearing and due on demand.


--------------------------------------------------------------------------------

                                  (Continued)

At December 31, 1998 and 1999, amounts due from (to) the stockholder of the Company amounted to the following:


                                                     1998              1999
                                                     ----              ----

     Due from (to) stockholder                   $    (22,803)   $     22,221


During 2000, amounts due from the stockholder were repaid.

The advances bear interest at 5% and are due on demand. Interest received or paid was not material.

During April 1998, the Company entered into an agreement with a foundation affiliated with the stockholders of the Company to sponsor a cash-back incentive program for customers of the Company. In return, the Company pays the foundation 18.5% of the total sales price of each waterbed sold under this incentive. The foundation has agreed to refund the customer their purchase price of the waterbed after a period of 12.5 years if certain conditions and restrictions are met. At December 31, 1998 and 1999 and at March 31, 2000 (unaudited), the Company owes the foundation $30,137, $496,478, and $585,558, respectively, which is included in due to related parties. Total amounts charged to operations under this incentive program amounted to $826,467 for 1998, $1,287,784 for 1999, and $167,113 for 2000 (unaudited) and are included in sales and marketing expenses. The foundation has reinsured this risk with an insurance company that is affiliated with the stockholders of the Company.

The Company has obtained legal advice from counsel in the Netherlands indicating that its customers may have recourse against the Company under this cash-back incentive program. Accordingly, the Company has accounted for this revenue consistently with Statement of Financial Accounting Standards No. 48, "Revenue Recognition When Right of Return Exists," and has deferred $3,347,225 and $4,188,976 of revenues for the years ended December 31, 1998 and 1999, respectively. Amounts included in deferred revenue represent all customers that have registered with the foundation and are eligible under this cash-back incentive program. The Company also defers revenue for outstanding certificates during the registration period. Insurance premiums paid to the foundation have been expensed since the recovery of losses from the foundation is uncertain.

The Company pays management fees to its stockholders in exchange for management services of the individual owners. Total management fees paid during 1998 and 1999 amounted to $122,044 and $262,119, respectively.




--------------------------------------------------------------------------------

                                  (Continued)

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 1998 and 1999:


                                                                     1998            1999
                                                                     ----            ----

     Leasehold improvements                                      $    116,685    $    138,792
     Machinery and equipment                                           55,562          50,940
     Furniture and fixtures                                           198,197         214,367
     Transportation equipment                                           8,154           7,001
                                                                 ------------    ------------
                                                                      378,598         411,100
     Accumulated depreciation and amortization                        (47,725)       (108,365)
                                                                 ------------    ------------

                                                                 $    330,873    $    302,735
                                                                 ============    ============


NOTE 5 - BANK LINE OF CREDIT

During January 1999, the Company established a bank line of credit of $106,045. The line bears interest at 1.75% over the bank's prime rate (4.0% at December 31, 1999) and is due on demand. Borrowings are secured by inventory and property and equipment and the guarantee of certain stockholders. The line also has financial covenants that the Company is required to maintain. At December 31, 1999, the Company is in default of one of the financial covenants.


NOTE 6 - INCOME TAXES

Income tax expense (benefit) was as follows:


                                                                        1998               1999
                                                                        ----               ----

     Benefit of net operating loss carryforward                  $       (35,324)   $            -
     Current                                                             120,044           (57,954)
     Deferred                                                         (1,146,172)       (1,996,347)
     Change in valuation allowance                                     1,181,496         1,996,347
                                                                 ---------------    --------------

                                                                 $       120,044    $      (57,954)
                                                                 ===============    ==============


--------------------------------------------------------------------------------

                                  (Continued)

Effective tax rates differ from statutory rates (34%) due to the following:


                                                                                   1998               1999
                                                                                   ----               ----

     U.S. federal statutory rate times financial statement
       income (loss)                                                         $    (1,060,222)   $   (1,939,309)
     Effect of difference between U.S. and Netherlands rates                         (31,183)          (57,038)
     Change in valuation allowance                                                 1,181,496         1,996,347
     Other                                                                            29,953           (57,954)
                                                                             ---------------    --------------

                                                                             $       120,044    $      (57,954)
                                                                             ===============    ==============

Year-end deferred tax assets were due to the following:


                                                                                    1998              1999
                                                                                    ----              ----

     Deferred tax assets
         Deferred revenue                                                    $     1,171,529    $    2,388,291
         Tax benefit of net operating loss                                             9,967           789,552
         Less valuation allowance                                                 (1,181,496)       (3,177,843)
                                                                             ---------------    --------------

                                                                             $             -    $            -
                                                                             ===============    ==============


At December 31, 1999, the Company has net operating losses of approximately $4,000,000, which have no expiration under Netherlands tax law.


NOTE 7 - COMMITMENTS AND CONTINGENCIES

LEASES: The Company leases its office, warehouse, and manufacturing facility from a former stockholder and a stockholder of the Company. Under the terms of the leases, the Company is required to pay a base rent up to $116,866, adjusted annually by the consumer price index. In addition, the Company is required to pay maintenance and other occupancy costs. The leases expire through February 2004, with renewal provisions through March 1, 2008. In addition, the Company leases certain equipment under terms up to 60 months. These leases have been treated as operating leases by the Company. Total rent expense amounted to $432,859 and $524,585 for 1998 and 1999, respectively. Amounts paid to related parties amounted to $42,960 for 1998 and $95,354 for 1999.



--------------------------------------------------------------------------------

                                  (Continued)

The future minimum rentals as of December 31, 1999 under the above leases are as follows:


       Year     Related Party       Other            Total
       ----     -------------       -----            -----

       2000     $    116,866     $    323,899    $    440,765
       2001          103,196           47,488         150,684
       2002          103,196            2,073         105,269
       2003           89,498                -          89,498
       2004           14,460                -          14,460
                ------------     ------------    ------------

                $    427,216     $    373,460    $    800,676
                ============     ============    ============


LITIGATION: There are various legal proceedings against the Company. The Company is of the opinion that, although the outcome of the litigation cannot be predicted with any certainty, the ultimate liability, if any, will not have a material adverse effect on the Company's financial statements.

The Company is proceeding against a number of past customers for certain cancellation provisions of its waterbed purchase contract. These claims result from the customer canceling the order prior to the bed's installation. At December 31, 1999, legal counsel estimates that there are approximately $63,000 of claims that may be realized. The Company does not recognize these claims as income until the final settlement is received.


NOTE 8 - STOCKHOLDERS' EQUITY

On August 6, 1999, Autocapital, Inc. exchanged 57,450 shares of its common stock in exchange for each share of Wapro B.V. common stock in a transaction accounted for as a reverse merger in accordance with Accounting Principles Board Opinion No. 16, wherein the stockholders of Wapro B.V. retained the majority of the outstanding stock of Autocapital, Inc. after the merger. As part of the transaction, the certificate of incorporation of Autocapital, Inc. was amended to change its name to Wapro Group, Inc. (see Note 10).

As reflected in the Statement of Stockholders' Equity, the Company recorded the merger with the public shell at its cost, which was zero, since at the time the public shell did not have any assets or equity. The 2,000,000 shares represent the exchange of shares between the companies at the time of the merger.



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                                  (Continued)

In accordance with Staff Accounting Bulletin Topic 1-B, the Company recorded investment banking fees of $243,000 during 1999, resulting from the transfer of the principal stockholder's stock (1,800,000 shares of common stock of the Company) to an investment banker as partial compensation for the transaction described above.

In addition, the Company issued 3,020,000 shares for direct compensation to an investment banker and other financial advisors in connection with the reverse merger described above. As a result, the Company recorded investment banking fees of $407,000 during 1999.


NOTE 9 - MANAGEMENT'S PLANS REGARDING CONTINUING OPERATIONS

As shown in the accompanying financial statements, the Company incurred a net loss of $5,645,895 during the year ended December 31, 1999, and as of that date, the Company's current liabilities exceeded its current assets by $981,154 and its total liabilities exceeded its total assets by $8,192,408. Those factors create an uncertainty about the Company's ability to continue as a going concern.

Future operations of the Company are intended to continue. Management has reviewed operating results, replaced certain executives in the sales management team, and performed other analyses to improve product saleability. In addition, the Company discontinued its cash-back incentive program during February 2000. The Company's continued existence is dependent upon its ability to achieve profitable operations and maintain adequate bank financing and working capital and its ability to sell its installment sales contracts. These financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.


NOTE 10 - SUBSEQUENT EVENTS

On June 1, 2000, the Company authorized and effectuated a 1 to 25 reverse stock split of all outstanding common shares of the Company. In addition, on July 18, 2000, the Company changed its name to Royal Waterlily, Inc. The Company's calculation of loss per share has been restated to reflect the reverse stock split.


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                                      F-13

                                    PART III

                                INDEX TO EXHIBITS


2.1 Articles and Plan of Exchange by and between Autocapital, Inc., Wapro B.V., C.A.R. Bongers holding Meddo B.V. and Pierson & Niederdorfer
2.2      Deed of Transfer in Registered Shares in Wapro B.V.
2.3 Articles of Exchange by and between Autocapital, Inc. and Electronic Security Solutions, Inc.
3.1      Articles of Incorporation, as amended
3.2      Bylaws
10.1     Letter Agreement between Autocapital, Inc. and Miller Capital
         Corporation
10.2     Form of Sales Representative Employment Contract
10.3     Form of Leasing Agreement and related documentation
10.4     Form of Money Back Guarantee
10.5 Lease Agreement between Wapro B.V. and Krozenbrink Holding B.V. for the business-space at Driemarkweg 1A at Winterswijk
10.6 Lease Agreement between Rayfin B.V. and C.A.R. Bongers for the business-space at Eelinkstraat 40 at Winterswijk
10.7 Lease Agreement between Wekker Waterbedden B.V. and H.W. Hartman for the business-space at Mollevite 15 at Westervoort
21       Subsidiaries of the Registrant
27       Financial Data Schedule

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                          ROYAL WATERLILY, INC.


Date:  July 31, 2000                                      By: /s/ C.A.R. Bongers
                                                              ------------------------
                                                                  C.A.R. Bongers



                       SIGNATURE                                       TITLE                         DATE

/s/ C.A.R. Bongers                                        Chairman of the Board and
-----------------------------------------------------     Chief Executive Officer           July 31, 2000
C.A.R. Bongers
                                                          Executive Vice President,
/s/ G.J. Hietkamp                                         Chief Financial Officer,
-----------------------------------------------------     Secretary and Director            July 31, 2000
G.J. Hietkamp
